UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 333-222784

JINXUAN COKING COAL LIMITED

T4-1802-1812, Huarun Building

No. 1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, China

Tel: +86-351-7020402

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Chief Financial Officer; Appointment of new Chief Financial Officer

On November 15, 2019, Ms. Liqin Yang informed Jinxuan Coking Coal Limited (the “Company”) that she was resigning from her position as Chief Financial Officer (“CFO”) of the Company effective immediately. Ms. Yang resigned for personal reasons and not due to any disagreements with the Company.

On November 15, 2019, Mr. Yajun Shi (“Mr. Shi”) was appointed to serve as the new CFO of the Company. Effective as of November 15, 2019, the Company and Mr. Shi entered into an employment agreement (the “Employment Agreement”), which is attached hereto as Exhibit 10.1. The term of the Employment Agreement is three years, unless terminated earlier pursuant to the terms of the Employment Agreement. Pursuant to the Employment Agreement, the Company agreed to pay Mr. Shi RMB103,200 in cash per year for serving as the CFO of the Company, which shall be paid to Mr. Shi monthly in arrears as determined by the Company.

From January 2014 to June 2019, Mr. Shi jointly operated a private kindergarten with his business partners. From October 2009 to December 2013, Mr. Shi handled issues and matters associated with the dissolution of Shanxi Wulin Metallurgical Group Co., Ltd. (“Wulin Group”). From November 2006 to September 2009, Mr. Shi served as the general manager of Wulin Group. From November 2005 to October 2006, Mr. Shi served as the general manager of Shanxi Qipanshan Foundry Coke Co., Ltd. From October 1989 to October 2005, Mr. Shi held multiple positions at Wulin Group successively, including accountant, financial director, audit director, deputy chief accountant and financial deputy general manager. Mr. Shi is an auditor with intermediate level certification and an accountant with intermediate level certification.

Mr. Shi has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Shi had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxuan Coking Coal Limited

Date: November 22, 2019	By:	/s/ Xiangyang Guo
Name: Xiangyang Guo
Title: Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Employment Agreement between Jinxuan Coking Coal Limited and Yajun Shi dated November 15, 2019